UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc.

401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Distribution, Inc. 401(k) Retirement Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Distribution, Inc. 401(k) Retirement Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Praxair Distribution, Inc, 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

June 15, 2009

Praxair Distribution, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value (Note 5)	$126,210,680	$159,648,938
Loans to participants	6,658,369	5,599,421

Total Investments	132,869,049	165,248,359

Receivables:
Participant contributions	28,930	26,526
Employer contributions	193,262	22,490

Total Receivables	222,192	49,016

Total Assets	133,091,241	165,297,375

Liabilities:
Accrued expenses	8,392	98,739

Net Assets Available for Benefits at Fair Value	133,082,849	165,198,636

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	1,500,943	242,282

Net Assets Available for Benefits	$134,583,792	$165,440,918

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions to (Deductions from) Net Assets
Contributions:
Participants	$8,648,600
Employer	5,701,687
Rollovers from other plans (Note 2)	822,465

Total Contributions	15,172,752

Investment income (loss):
Net depreciation in fair value of investments (Note 5)	(47,044,170)
Interest and dividends	5,078,574
Interest on participant loans	363,321

Net Investment Loss	(41,602,275)

Benefits paid to participants	(11,986,645)
Administrative expenses	(138,553)

(12,125,198)

Decrease in Net Assets	(38,554,721)

Transfers from other plans (Note 9)	8,102,729
Transfers to other plans (Note 9)	(405,134)

Net Assets Available for Benefits
Beginning of year	165,440,918

End of year	$134,583,792

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the “Company”) and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the “Administrator”). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees are allowed to voluntarily contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $15,500 in 2008 and 2007. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year. For 2008, the maximum catch-up contribution amount permitted under the Code was $5,000.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 3% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

All regular/full-time employees (as defined in the Plan), except those employed by Praxair Distribution Southeast, LLC (“PDSE”), are immediately eligible for Company contributions as outlined below. Such contributions are subject to a three year vesting schedule. The three year vesting period begins on the employee’s date of hire or adjusted date of hire for a former participant reemployed by the Company, whichever is earlier. Participants employed by PDSE are subject to a two-years of service waiting period before being able to receive Company contributions under the Plan and any Company contributions made on behalf of an eligible employee of PDSE are fully vested at all times. In addition, part-time employees are only eligible to receive Company contributions through the Plan after their completion of certain minimum service requirements as set forth in the Plan.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Participants are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made on or after July 1, 2004 after completing three years of service (as defined in the Plan). Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited and may be used to reduce future Company contributions or for Plan expenses.

Effective October 1, 2008, participants that were involuntarily terminated in 2008 due to the elimination of the participant’s position in connection with the Company’s fourth quarter Special Severance during the period beginning October 1, 2008 and ending on December 1, 2008 became fully vested in Company contributions made on their behalf regardless of completed years of service.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan as listed below.

Mutual Funds

Common Trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). This designation as an ESOP has no other effect on benefits under the Plan.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Plan participants may begin receiving distributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on outstanding loans as of December 31, 2008, ranged from 3.00% to 10.00% with various dates of maturity through 2037. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Under the Plan’s provisions, forfeitures of non-vested participants’ Company contributions shall be applied at the Company’s discretion, to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $142,390 and $85,042 in 2008 and 2007, respectively.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines the method of determining fair value and requires additional disclosure about the use of fair value to measure assets and liabilities on a market-based exit price methodology. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. See Note 6 for the required disclosures.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings, which is based on the participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investment in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Loans to participants are carried at outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note - 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$134,583,792	$165,440,918
Adjustments from fair to contract value for fully benefit-responsive contracts	(1,500,943)	(242,282)

Net assets available for benefits per the Form 5500	$133,082,849	$165,198,636

The following is a reconciliation of the net investment loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Total net investment loss per the financial statements	$(41,602,275)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2008	(1,500,943)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2007	242,282

Total net investment loss per the Form 5500	$(42,860,936)

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2008 and 2007, respectively, are noted below:

	2008	2007
Fidelity MIP II Class 3 Fund (contract value - $38,487,871 and $32,198,653, respectively)	$36,986,928	$31,956,371
Praxair Common Stock Fund	19,759,016	25,732,793
MSIFT U.S. Small Cap Core Value Portfolio	15,937,307	23,361,838
Vanguard LifeStrategy Moderate Growth Fund	11,434,069	16,483,680
Spartan U.S. Equity Index Fund	9,006,072	14,307,813
Fidelity Magellan Fund	6,876,414	11,133,016
Fidelity International Discovery Fund	*	9,584,297

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 3% and 5% at December 31, 2008 and 2007, respectively. The average yield based on interest credited to participants was approximately 4% at December 31, 2008 and 2007.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
Common Trusts	$(1,339,971)
Praxair Common Stock Fund	(9,314,974)
Mutual Funds	(36,389,225)

$(47,044,170)

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 6 - Fair Value Measurements

Effective January 1, 2008 the Plan adopted SFAS No. 157, Fair Value Measurements, which establishes a fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following table summarizes investment assets measured at fair value at December 31, 2008:

	Investment Assets at Fair Value			Total
	Level 1	Level 2	Level 3
Assets
Mutual Funds	$67,618,205	—	—	$67,618,205
Common Trusts	—	$38,833,459	—	38,833,459
Praxair Common Stock Fund	19,759,016	—	—	19,759,016
Loans to participants	—	6,658,369	—	6,658,369

Total	$87,377,221	$45,491,828	—	$132,869,049

There are no plan liabilities that are required to be recorded at fair value at December 31, 2008.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants are charged an annual rate of 0.08% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2008, the difference would be paid by the Company. No plan expenses were paid by the Company during the year 2008.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the affiliate by whom they were employed at the end of the Plan year. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $84,606 and $405,134, respectively.

On June 1, 2008, the Company acquired 100% of the outstanding shares of Kirk Welding Supply, Inc. On August 1, 2008, the account balances of the participants in the Kirk Welding Supply, Inc. 401(k) Plan (the “Kirk Plan”) were transferred into the Plan through a trust-to-trust transfer. Effective August 1, 2008 participants in the Kirk Plan became participants in the Plan. Total assets transferred from the Kirk Plan to the Plan in connection with the merger were $3,775,624. The merger had no effect on the value of the Kirk Plan participants’ account balances.

On June 1, 2007, the Company acquired 100% of the outstanding shares of Wilson Welding & Medical Gases. On February 1, 2008, the account balances of the participants of the Wilson Welding & Medical Gases 401(k) Plan (the “WWMG Plan”) were transferred into the Plan through a trust-to-trust transfer. Effective February 1, 2008, all participants in the WWMG Plan became participants in the Plan. Total assets transferred from the WWMG Plan to the Plan in connection with the merger were $1,785,006. The merger had no effect on the value of the WWMG Plan participants’ account balances.

On July 3, 2007, the Company acquired 100% of the outstanding shares of Mills Welding & Specialty Gases. On February 1, 2008, the account balances of the participants of the Mills Welding & Specialty Gases 401(k) Plan (the “MWSG Plan”) were transferred into the Plan through a trust-to-trust transfer. Effective February 1, 2008, all participants in the MWSG Plan became participants in the Plan. Total assets transferred from the MWSG Plan to the Plan in connection with the merger were $2,457,493. The merger had no effect on the value of the MWSG Plan participants’ account balances.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company, therefore these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, participants will become 100% vested and the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 12 - Subsequent Event

Effective May 1, 2009, the Vanguard Total Bond Market Index Fund was added to the Plan as an investment option for Plan participants. The Vanguard Total Bond Market Index Fund is an alternative to the Morgan Stanley Institutional Fund Trust (“MSIFT”) Core Plus Fixed Income Portfolio.

Praxair Distribution, Inc. 401(k) Retirement Plan

EIN: 94-1693764, Plan Number: 333

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	$36,986,929
*	Praxair Common Stock Fund	Common Stock	**	19,759,016
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	**	15,937,307
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	11,434,069
	Spartan U.S. Equity Index Fund	Mutual Fund	**	9,006,072
*	Fidelity Magellan Fund	Mutual Fund	**	6,876,414
*	Fidelity International Discovery Fund	Mutual Fund	**	5,836,177
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	5,689,509
	Columbia Acorn Fund - Class Z	Mutual Fund	**	3,858,488
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	3,570,285
*	Fidelity Equity Income Fund	Mutual Fund	**	3,468,745
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	1,941,139
	Wellington TC Growth Portfolio	Common/Collective Trust	**	957,090
	International Index Fund	Common/Collective Trust	**	889,440

				126,210,680

*	Participant Loans	Rates ranging 3.00% to 10.00%; maturities through 2037	**	6,658,369

	Total investments, at fair value			$132,869,049

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: June 15, 2009	By:	/s/ James S. Sawyer
James S. Sawyer, Member of the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Retirement Plan (On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Distribution, Inc. 401(k) Retirement Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 15, 2009, relating to the financial statements and supplemental schedule of Praxair Distribution, Inc. 401(k) Retirement Plan appearing in this Form 11-K for the year ended December 31, 2008.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

June 15, 2009